UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 19, 2018, Corporación America Italia S.p.A. (“CAI”), a wholly-owned subsidiary of Corporación America Airports S.A. (the “Company”) announced that CAI has entered into an agreement with Fondazione Pisa to purchase an additional 4.568% of the share capital of Toscana Aeroporti S.p.A (“Toscana Aeroporti”), for a purchase price of €15.80 per share, equal to a total purchase price of €13,433,713 (the “Acquisition”). As a result of the Acquisition, CAI will hold approximately 55.698% of Toscana Aeroporti’s share capital. Toscana Aeroporti holds the concessions to operate the Aeroporto Galileo Galilei di Pisa located in Pisa, Italy, and the Aeroporto di Firenze located in Florence, Italy. The Company, through CAI, owns a controlling interest in Toscana Aeroporti.

A copy of the press release issued by CAI on February 19, 2018, is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibits

Exhibit No.	Description
99.1	Press Release of Corporación America Italia S.p.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2018

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer